SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-38866

Tufin Software Technologies Ltd.
(Translation of registrant’s name into English)

Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On June 11, 2019, the Board of Directors of Tufin Software Technologies Ltd. (the “Company”) appointed Mr. Tom Schodorf and Mr. Brian Gumbel to the its Board of Directors:

The Company also announced the resignation of Ronni Zehavi from its Board of Directors.

Attached hereto as Exhibit 99.1 and incorporated by reference herein is the Company's press release entitled " Tufin Names Tom Schodorf and Brian Gumbel to Board of Directors".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUFIN SOFTWARE TECHNOLOGIES LTD.

Date: June 11, 2019	By:	/s/ Reuven Kitov
Reuven Kitov
CEO & Chairman of the Board of Directors

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EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated June 11, 2019.

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